January 16, 2026

Jason Crawford
Chief Financial Officer
AZZ INC
One Museum Place, Suite 500
3100 West 7th Street
Fort Worth, TX 76107

       Re: AZZ INC
           Form 10-K for the Fiscal Year Ended February 28, 2025
           Form 10-Q for the Fiscal Quarter Ended November 30, 2025 File No. 001-12777
Dear Jason Crawford:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended November 30, 2025
Financial Statements for the Nine Months Ended November 30, 2025
Condensed Consolidated Statements of Cash Flows, page 6

1. We note the $273.2 million distribution on investment in AVAIL joint venture classified within operating activities. We further note from your disclosures in Note 8 that at the time of this distribution, the amount of the distribution exceeded your investment in the AVAIL JV of $107.4 million, resulting in the reduction of your investment in the AVAIL JV to zero and recognition of the excess amount of distribution as a gain. With a view to clarifying how you determined that none of this distribution amount was a return of your investment in the AVAIL JV that would be classified as an investing activity as contemplated by ASC 230-10-45-12(b), please revise your upcoming February 28, 2026 Form 10-K to provide an accounting policy clarifying whether you have elected to follow the cumulative earnings approach or the nature of the distribution approach when determining the classification of distributions
 January 16, 2026
Page 2

       received from equity method investees, and provide similar information to us in your response. Refer to ASC 230-10-45-21D.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 31

2. We note that when analyzing the change in revenue for each of your segments, you indicate the change resulted from a change in volume, partially offset by a change in selling price. While you have provided management's perspective on the underlying factors contributing to the change in selling price, you have not provided similar insight from management into the underlying factors contributing to the change in volume. We further note that management appears to have insight into these underlying factors based on the disaggregation of revenue by end market provided in
       Note 5 and the discussion in your third quarter earnings call of strong demand from infrastructure projects. Please revise your analysis of changes in revenue in your upcoming February 28, 2026 Form 10-K to provide management's insight into the underlying factors contributing to changes in volume, in addition to those contributing to changes in selling price. Refer to Item 303 of Regulation S-K and SEC Release No.
       33-8350.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Jennifer Thompson at 202-551-3737
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing